PRIMERO TO RESUME OPERATIONS AT SAN DIMAS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, April 13, 2017 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) announced today that it has successfully resolved the work stoppage of unionized employees that began on February 15, 2017. Operations are expected to resume at Primero’s San Dimas mine in Mexico on Tuesday, April 18, 2017.

The Company is also pleased to announce that it has a new Collective Bargaining Agreement (“CBA”) with the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic (Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares de la República Mexicana). The agreement provides a formal structure for regulating all aspects of the relationship between Company and its unionized employees. The Company considers the new CBA to be both fair and equitable to all parties, and provides Primero with a competitive cost structure aligned to the future success of San Dimas operations.

Highlights:

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New CBA Structure to Benefit All Parties: The new CBA includes adjustments that benefit both the Company and its unionized employees, including an increase in base salary and a re-alignment of short-term bonus structures. The CBA will be subject to future review in 2019.

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More Continuous Mine Shifts to Improve Productivity: Significant productivity gains are expected with the underground operation transitioning to two, 10.5 hour shifts per day, and continuous 7 days per week operations. The productivity improvements will be gained by eliminating a daily shift change, from three per day to two, adding nearly 80 operating days per year and reducing total time lost by commuting to and from the working faces. This will be coupled with significant improvements expected to be gained through greater alignment with the Company’s objectives in the new bonus structure for the underground workers.

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Phased Restart to Commence: Primero’s goal in 2017 is to reduce the scale and complexity of the San Dimas operation in order to increase productivity and return the mine to positive cash flow. Work is expected to resume on Tuesday, April 18, 2017, and the Company will implement a phased restart of operations.

“We are very pleased to have negotiated amendments to the San Dimas CBA that will benefit our workforce, the Company and the community by improving the long-term sustainability of the mine,” stated Joseph F. Conway, Interim President and Chief Executive Officer. “We remained steadfast in our commitment to respecting our workforce while improving productivity and reducing costs. We believe that the new bonus structure combined with a more continuous work roster will allow for significant cost reductions at the San Dimas mine.”

New CBA Structure to Benefit All Parties, Including Re-Aligned Bonus Structure

The new CBA includes adjustments to base salaries and short-term production bonuses to the benefit of both Primero and all unionized employees. Unionized employees will receive an increase in their base salaries of 7.5% in Mexican Pesos, consistent with recent increases in the Mexican mining industry. The new production bonus structure for mine workers is better aligned with key performance indicators such as ounces produced, development metres achieved and employee absenteeism. For mill workers, the short-term bonus is based on compliance to plan with a weighting for gold and silver ounces produced according to Primero’s revenue.

Primero does not expect to see a reduction in individual worker compensation, and workers could see increases to individual pay provided that plans are achieved or exceeded and Company performance improves. The CBA will be subject to future review in 2019.

More Continuous Mine Shifts Will Lead to Improved Productivity

The San Dimas mine historically operated on a shift structure with three, 8 hour shifts per day, and 5.5 days per week. All underground miner workers will now transition to two, 10.5 hour shifts per day, and continuous 7 days per week operations. With the more continuous operations the Company will gain nearly 80 effective operating days per year. All underground workers will now operate on a 4 days on, 2 days off work roster.

As the San Dimas mine expanded and higher-grade veins were brought into production located further away from the mill and mine portals, the commute times to and from the working faces have increased. This has led to a reduction in per-shift productivity as a result of increased transportation time. By eliminating a daily shift change, from three per day to two, the mine will gain productivity improvements from reduced commuting time lost.

Phased Restart to Commence

Primero’s goal in 2017 is to reduce the scale and complexity of the San Dimas operation in order to increase productivity and return the mine to positive cash flow. To this end, the total workforce at San Dimas has been reduced by 17% since December 2016, which includes 238 contractors, 48 unionized employees, and 68 non-unionized employees. The Company will continue to explore opportunities to make further reductions to the workforce.

Onsite work is expected to resume on Tuesday, April 18, 2017, and Primero will implement a phased restart of the San Dimas operations with a focus on achieving productivity gains in highest priority areas first.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, ‘‘Primero’’ or the ‘‘Company’’). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’, is/are expected’’, ‘‘believes’’, ‘‘in order to’’, ‘‘is to’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘will implement’’, ‘‘will allow’’, ‘‘will lead to’’, or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which may continue in future, such as ‘‘providing the Company with’’, or ‘‘continues to’’ or other statements that may be stated in the present tense with future implication such as ‘‘currently…available’’.

Forward-looking statements in this news release include, but are not limited to, statements regarding anticipated productivity improvements and cost reductions at the San Dimas mine, the Company’s goal to reduce the scale and complexity of the San Dimas operation, the return of the San Dimas mine to positive cash flow and operation within the first quartile of industry cash costs, that onsite work at San Dimas is expected to resume on April 18, 2017 with a phased restart of operations, and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to realize productivity improvements, cost reductions, and return to profitability at its San Dimas operations; that the Company will be able to implements its phased restart of operations and realize its goal to reduce the scale and complexity of the San Dimas mine, generate positive cash flow and operate the mine in accordance with mine plans; that there are no other significant disruptions affecting operations; that the Company is able to meet its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that there are no material variations in the current tax and regulatory environment; that the Company will maintain or receive required permits and access to surface rights; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve productivity improvements, cost reductions, planned production levels or generate significant free cash flow; the Company may be required to change its mining or development and exploration plans, or may not be able to comply with such plans; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; that the Company may not be able to resume mine operations at planned capacity or implement its phased restart of the San Dimas operation; that the Company may not be able to access further credit under its existing credit facility, or secure other sources of funding; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.